October 25, 2002


VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

                  Re:      Portico Funds, Inc.
                           (SEC File Nos. 333-70926 and 811-10511)

Ladies and Gentlemen:

         On behalf of Portico Funds, Inc., a Minnesota corporation (the "Company"), pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request that the Commission consent to the withdrawal of the Company's registration statement on Form N-1A, which previously was filed with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system on October 4, 2001. The Company is withdrawing its registration statement because it has elected not to proceed with the registration process and expects to dissolve the corporation. No securities have been sold pursuant to the registration statement, which was never declared effective by the Commission.

         The Company is filing concurrently with this filing a Form N-8F to deregister the Company under the Investment Company Act of 1940, as amended.

         Please direct any comments or questions regarding this filing to the undersigned at (612) 303-1606.


                                        Very truly yours,

                                        /s/ Christopher O. Petersen

                                        Christopher O. Petersen


cc:      Cindy Rose
         Christopher R. Long